SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April , 2014

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Operational Preview | 1Q14

Gafisa

IR Contact Info

Danilo Cabrera
Stella Hae Young Hong
Phone: +55 11 3025-9242 / 9305
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ri

Media Relations

Máquina da Notícia -
Comunicação Integrada
Fernando Kadaoka
Phone: +55 11 3147-7498
Fax: +55 11 3147-7900
Email:
fernando.kadaoka@maquina.inf.br

Operational Preview| 1Q14

PREVIEW OF OPERATIONAL RESULTS 1Q14

Consolidates Launches total R$535.4 million,
while Net Sales reach R$239.3 million in 1Q14

FOR IMMEDIATE RELEASE - São Paulo, April 22, 2014 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of the leading national homebuilders with a focus on the Brazilian residential market, today announced operational results for the first quarter ending March 31, 2014.

Consolidated Launches

First-quarter launches totaled R$535.4 million, a 172% increase compared to 1Q13. The volume of projects launched represents 23.2% of the 2014 guidance range of R$2.1 to R$2.5 billion.

In the quarter, 7 projects/phases were launched across 4 states. Gafisa accounted for 66% of the PSV of launches and Tenda represented the remaining 34%.

Table 1. Gafisa Group Launches (R$ thousand)

Launches	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Gafisa Segment	353,934	679,154	-48%	83,029	326%
Tenda Segment	181,445	88,379	105%	113,696	60%
Total	535,379	767,534	-30%	196,725	172%

Consolidated Pre-Sales

First-quarter 2014 consolidated pre-sales totaled R$239.3 million, an increase of 122% compared to 1Q13. In this period, sales from launches represented 24% of the total, while sales from inventory comprised the remaining 76%.

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Operational Preview| 1Q14

Table 2. Gafisa Group Pre-Sales (R$ thousand)

Pre-Sales	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Gafisa Segment	187,555	454,457	-59%	101,116	85%
Tenda Segment	51,767	163,626	-68%	6,785	663%
Total	239,323	618,083	-61%	107,901	122%

Consolidates Sales over Supply (SoS)

Consolidated sales over supply reached 7.5% in the 1Q14, compared to 3.9% in the previous year. The consolidated sales speed of launches of the Gafisa Group in 1Q14 was 10.9%. The SoS of launches reflects a lower conversion rate (visits x sales) in the quarter, due to a longer decision making process of the buyer, associated to a higher concentration of launches in the last days of March. The sales performance of these launches will continue throughout the second quarter.

Table 3. Gafisa Group Sales over Supply (SoS)

Sales Speed	1Q14	4Q13	Q/Q(%)	1Q13	Y/Y(%)
Gafisa Segment	7.9%	17.8%	-56%	5.0%	57%
Tenda Segment	6.4%	20.9%	-69%	0.9%	640%
Total	7.5%	18.5%	-60%	3.9%	95%

Delivered Projects

Gafisa delivered 8 projects/phases encompassing 1,796 units during the first quarter, comprising 524 Gafisa units and 1,272 units from the Tenda segment. The delivery date is based on the “Delivery Meeting” that takes place with customers, and not physical completion, which is prior to the Delivery Meeting.

Over the last twelve month period, 63 projects/phases and 12,257 units were delivered.

Inventory (Properties for Sale)

In the first quarter, consolidated inventory at market value increased R$233.0 million to R$2.9 billion. Within the total sales recorded in 1Q14 about 76% are related to the remaining units, representing R$149.6 million in Gafisa and R$31.5 million in Tenda segment. The market value of Gafisa inventory, which represents 75% of total inventory, reached R$2.2 billion at the end of 1Q14, compared to R$2.1 billion at the end of 4Q13. Tenda inventory was valued at R$752.3 million at the end of 1Q14, compared to R$618.4 million at the end of last year.

Table 4. Inventory at Market Value 1Q14 x 4Q13 (R$)

Changes in Inventory	4Q13	Launches	Dissolutions	Gross Sales	Price Adjustments	1Q14	Q/Q(%)
Gafisa Segment	2,100,210	353,934	80,424	-267,980	-67,293	2,199,296	4.7%
Tenda Segment	618,431	181,445	193,164	-244,931	4,193	752,302	21.6%
Total	2,718,641	535,379	273,588	-512,911	-63,100	2,951,597	8.6%

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Operational Preview| 1Q14

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$500,000.

Gafisa Launches

First-quarter launches totaled R$353.9 million and comprised 3 projects/phases located in the cities of São Paulo and Rio de Janeiro. In 1Q13, the segment registered R$83 million in launches.

Gafisa Pre-Sales

Gafisa segment 1Q14 gross pre-sales totaled R$267.9 million. The decline in the volume of dissolutions compared to the previous year was at 58%, reflecting an 85% increase in net pre-sales in 1Q14, which reached R$187.5 million. Units launched during the quarter represented 20% of total sales, while sales from inventory reached R$149.6 million. In 1Q14, sales velocity was 7.9%, compared to 5.0% in 1Q13. The segment accounted for 66% of consolidated launches.

The volume of dissolutions in 1Q14 was R$80.4 million. Of the 148 Gafisa segment units cancelled and returned to inventory, 39% were already resold in the period.

Gafisa Delivered Projects

In 1Q14 Gafisa delivered 4 projects/phases and 524 units.

TENDA SEGMENT

Focuses on affordable residential developments, classified within the Range II of Minha Casa, Minha Vida Program.

Tenda Launches

First-quarter launches totaled R$181.4 million and included 4 projects/phases in 4 states. The brand accounted for 34% of 1Q14 consolidated launches.

Tenda Pre-Sales

During 1Q14, gross sales reached R$244.9 million, while net pre-sales totaled R$51.8 million. Sales from units launched during 1Q14 represented 39% of the total sales, while sales from inventory accounted for the remaining 61%. In 1Q14, sales velocity (sales over supply) rose to 6.4%, compared to 0.9% in 1Q13.

All new projects under the Tenda brand are being developed in phases, in which all pre-sales are contingent on the ability to pass mortgages onto financial institutions. During 1Q14, 1,278 units, representing R$147.6 million in net pre-sales were transferred to financial institutions.

Tenda remains focused on the completion and delivery of legacy projects, and is dissolving contracts with ineligible clients, so as to sell the units to qualified customers. Cancellations   totaled R$193.2 million in 1Q14, 17% lower than 1Q13. As expected, due to the high volume of deliveries in recent quarters, there was an increase in the volume of dissolutions in the Tenda segment compared to 4Q13, especially in older legacy projects and out of the MCMV Program. Some changes in the financing policy over the last two quarters of 2013, which affected the eligibility of some customers, have also impacted the volume of cancellations for the period. Of the total Tenda units cancelled in 1Q14, around 80% are related to legacy projects.

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Operational Preview| 1Q14

Of the 1,223 Tenda units cancelled and returned to inventory, 47% were resold to qualified customers during the same period. In 1Q14, 55% of dissolutions related to the Tenda New Model were resold in the same period.

Tenda Delivered Projects

In 1Q14 Tenda delivered 4 projects/phases and 1,272 units.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 59 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, Gafisa and a stake in Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 22, 2014

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer